

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

MAIL STOP 4561

December 15, 2008

John A. Burchett, President
Hanover Capital Mortgage Holdings, Inc.
200 Metroplex Dr., Ste. 100
Edison, NJ 08817

> **Re:    Hanover Capital Mortgage Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 5, 2008**
> **File No. 333-155091**

Dear Mr. Burchett:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    Please update the financial statements and financial information to comply with Rule 3-12 of Regulation S-X, including your pro forma financial statements.

Prospectus Cover Page

2.    Much of the information you include here is very detailed and is repeated in the summary.  Information that is not required by Item 501 or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus.  The cover page should focus shareholders on the information that is key to their investment decision.  Currently, this key information is obscured by

a technical, detailed description of the transaction.  Please limit the cover page to one page, as required by Item 501 of Regulation S-K.

Questions and Answers, page 1

3.      To the extent that the disclosure in this section is repeated in your summary disclosure, please revise to limit repetition.

Summary, page 10

Spinco, page 11

4.      Please revise your description of Spinco to describe the assets to be owned by it at the time of the merger.  Clarify, if true, that Spinco will consist of WMC, Best, and other assets on hand.  Quantify the assets and liabilities.

The Spin-Off and Taxable Dividend, page 11

5.      Please tell us the purpose of engaging a third-party exchange agent to hold the Spinco Interests for the benefit of Walter's stockholders.  It is not clear why Walter's stockholders will not hold the Spinco Interests directly prior to the merger.

The Exchange Transactions, page 12

6.      Please disclose how HCM intends to fund the cash portion of these transactions. We note that your cash and cash equivalents as of September 30, 2008 were only $642,000.

The Merger, page 13

7.      Please tell us the mechanism for combining every 50 shares of HCM common stock outstanding into one share of the Surviving Company common stock.  Also, please tell us why you do not need stockholder approval for this action.

Calculation of the Merger Consideration, page 15

8.      We note the description of the formula that will be used to determine the aggregate number of shares of common stock in the Surviving Corporation that will be issued in the merger to Walter stockholders and Spinco option holders. Please revise to clarify whether the number of shares of HCM common stock outstanding is the number outstanding before or after the 50-for-1 combination of HCM common stock into shares of the Surviving Corporation.

HCM's Reasons for the Merger, page 14

9.      We note the disclosure of HCM's reasons for the merger.  Please provide a
        similar discussion of Spinco's reason for pursuing the merger with HCM.  Refer
        to Item 4(a)(2) of Form S-4.

Material U.S. Federal Income Tax Consequences of the Spin-off, the Taxable Dividend,
the Merger and the Ownership of the Surviving Corporation Common Stock, page 20

10.     We note that the merger is conditioned upon the receipt of various IRS rulings
        and tax opinions.  We also note that you have filed a form of tax opinion as
        Exhibit 8 to the registration statement.  Please tell us whether you intend to file a
        final, signed tax opinion prior to effectiveness of the registration statement.  If
        not, please tell us how you intend to satisfy the requirements of Item 601(b)(8) of
        Regulation S-K with respect to the tax consequences of the transaction as well as
        the REIT status of the registrant.

Market Prices and Dividends and other Distributions, page 30

11.     Please revise to provide the high and low sale prices for this year's interim
        periods.  Refer to Item 201(a)(ii) of Regulation S-K.

Risk Factors, page 31

12.     We note the statement in the introductory paragraph that the "risks described
        below are not the only risks."  Please revise to remove the qualification.  You
        must disclose all risks that you believe are material at this time.

HCM may incur substantial expenses and payments if the merger does not occur, page 32

13.     Please revise to describe and quantify the total amount owed under the loan and
        security agreement with Spinco that is referenced at the bottom of page 31.

The IRS may challenge the Surviving Corporation's status as a REIT…., page 37

14.     Please revise to clarify the harm that would be materialize if the Surviving
        Corporation is not considered a REIT by the IRS.

The Surviving Corporation is exposed to increased risks of delinquencies, defaults and
losses…., page 38

15.     Please revise to disclose the percentage of the Surviving Corporation's total
        portfolio that will consist of mortgage notes and loans to credit-impaired
        borrowers.  Also, please disclose the current delinquency and default rates
        experienced by Spinco.

Special Note Regarding Forward-Looking Statements, page 44

16.     It appears that you may not rely on the safe harbor of Section 27A of the
        Securities Act or Section 21E of the Exchange Act because you are an issuer of
        penny stock.  Please revise to remove the statutory references.

The Transactions, page 45

The Spin-off and Taxable Dividend, page 45

17.     Please revise to clarify whether the spin off will be carried out even if the merger
        will not be effected.

The Merger, page 49

18.     Please revise to clarify, if true, that as part of the merger, the third party agent,
        holding the Spinco interests for the benefit of Walter's stockholders', will
        exchange such interests for shares of HCM and then distribute those shares to
        Walter's stockholders.

Treatment of Equity Awards, page 50

19.     Please tell us why you have not registered the shares of HCM common stock that
        will be issued to replace shares of Walter common stock underlying options
        granted under the Walter Stock Option Plans.  Similarly, please tell us why you
        have not registered the shares of HCM common stock that will be issued to
        replace awards to acquire Spinco Interests.

Background of the Merger, page 52

20.     We note the disclosure from page 54 that you considered several alternatives but
        deemed them inferior when compared to the current transaction.  Please revise to
        provide more detail regarding the alternatives and why you considered them
        inferior.

21.     Please revise your disclosure to eliminate generic references to discussions or
        negotiations between the parties; instead describe the substance of those
        discussions and negotiations in more detail.  Further, please identify the persons
        involved in each contact or negotiation.

22.     Please revise to clarify who initiated discussions between HCM and Spinco.
        Disclose the circumstances that led to the initial discussions.

23.    Please provide a more detailed description of the loan and security agreement and the related securities account control agreement, which you refer to in the third full paragraph on page 54. Identify the parties to the agreements and briefly describe the material terms.

Opinion of Keefe, Bruyette & Woods, page 58

24.    Please provide us with copies of any analyses, reports, presentations or similar materials prepared by KBW in connection with rendering its fairness opinion. Upon receipt of these materials, we may have further comment.

25.    We note from the fairness opinion that KBW's compensation for providing the fairness opinion and for providing advisory services is contingent upon completion of the merger. Please revise to disclose this fact and to specify the amount of the fees.

26.    We note the statement in the fairness opinion on page B-2 that KBW acted "exclusively" for HCM's board of directors in rendering the fairness opinion. This statement may be viewed as a limitation on reliance by shareholders. Because it is inconsistent with the disclosures relating to the opinion, please delete the limitation. Alternatively, disclose the basis for KBW's belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law (e.g., the inclusion of an express disclaimer in KBW's engagement letter with HCM). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to KBW would have no effect on the rights and responsibilities of either KBW or the board of directors under federal securities laws.

Interests of Certain Persons in the Merger, page 63

Agreements with Mr. Burchett and Ms. Tavares, page 63

27.    Please revise to clarify the compensation terms applicable to Mr. Burchett and Ms. Tavares post merger.

Material U.S. Federal Income Tax Consequences, page 65

28.    We note that this section "sets forth certain material U.S. federal income tax consequences." Please revise to clarify that this section summarizes all material federal tax consequences, if true.

Amendments to the Merger Agreement, page 106

29.     Please revise to clarify whether the merger agreement may be amended without further stockholder approval. Also, disclose how you will notify stockholders of any amendments to the merger agreement that do not require stockholder approval.

Financing of the Surviving Corporation, page 115

30.     We note that the Surviving Corporation anticipates having available a multi-year revolving line of credit with one or more banking institutions. To the extent that the relevant terms of such financing lines are known, although not finalized, please provide such terms including amounts available to you, interest rates related to such revolving lines of credit, maturity dates, collateral requirements (if any), and any other material terms that you believe to be beneficial.

Description of Business of HCM, page 116

31.     To the extent that you continue to hold a portfolio of prime mortgage loans, please revise to discuss this aspect of your business.

Agency MBS Portfolio, page 19

32.     Please tell us the basis for your statement that Agency MBS are "highly liquid assets."

Management's Discussion and Analysis of Financial Condition, page 129

Fair Value Disclosures of HCM's Consolidated Balance Sheet, page 133

33.     Please tell us and disclose the basis for presenting a fair value balance sheet and why it is useful to investors. Additionally, please disclose the significant assumptions used and how they relate to the carrying amounts presented within the audited financial statements.

34.     We note that management's estimate of the fair value of Equity investments in unconsolidated affiliates was zero as of June 30, 2008 and December 31, 2007. Please tell us why you have not recorded an impairment loss related to these investments.

Critical Accounting Estimates

Amortization of Purchase Discounts on Mortgage Securities, page 136

35.     We note you recognize purchase discounts on mortgage securities in earnings using the effective yield method over the estimated lives of the related securities. Please elaborate to discuss the recognition of purchase discounts when you update the estimated lives of securities where you may not have the ability to hold such securities to maturity.

Financial Condition, page 138

36.     Please revise your disclose to describe management's use of the term "net equity," its usefulness to investors and its relationship, if any, to the equity accounts presented within the financial statements.

Results of Operations

Additional Analysis of REIT Investment Portfolio, page 149

37.     Please tell us why you believe the interim 2008 Net interest spread and Yield on net portfolio assets to be not meaningful within the table, considering your discussion of both metrics and the disclosure of Net interest spread disclosed for all periods presented when separately noted for each component (i.e., mortgage loans, subordinate MBS, and agency MBS). In addition, it appears that your calculation of a negative Net interest spread would be meaningful in illustrating the performance of HCM's current operations.

Dividends, page 157

38.     Please expand this section to discuss the impact of taxable loss on your obligation and your ability to pay distributions to your stockholders. We note the disclosure on page 30, which indicates you did not declare a dividend in the last three quarters of 2007.

Liquidity and Capital Resources

Cash and Cash Equivalents and Lines of Credit, page 159

39.     We note your disclosure that additional sources of capital are required for HCM to generate positive cash flows and continue operations beyond 2008. Please revise your disclosure to include specifics on current and future plans to fund operations of HCM, including continued reliance on cash reserves and the potential sale of assets to fund operations, as well as the Merger Agreement and related $5 million Loan and Security Agreement between HCM and Spinco entered into on September 26, 2008.

Contractual Obligations, page 160

40.     It appears that the amount of Long-term debt within the contractual obligations table for HCM represents principal payments.  Please tell us why you have not disclosed interest related to Long-term debt.  Refer to footnote 46 in SEC Interpretive Release 33-8350.

Description of Spinco, page 168

41.     We note the disclosure that prior to May 1, 2008, Walter Mortgage Company (WMC) purchased and originated mortgage loans and purchased notes originated by JWH.  Please revise to clarify what WMC's business activities have been since May 1, 2008.  The disclosure in the summary indicates that the surviving corporation will focus on servicing loans.  Please revise to provide more detail about the current loan servicing business of Spinco.

Management's Discussion and Analysis of Results of Operations, page 170

42.     Please explain to us why you have included disclosure concerning the Homebuilding business here considering Spinco will transfer the JWH limited liability interest to Walter, as disclosed on page 45.

Compensation Elements, page 198

43.     Please revise to provide a compensation discussion and analysis with regard to the compensation arrangements for Spinco for the last fiscal year.  Please refer to Item 402(b) of Regulation S-K.  See also Item 18(a)(7) of Form S-4 and Section 217 of the Division of Corporation Finance's Compliance & Disclosure Interpretations.

Grants of Plan-Based Awards, page 201

44.     Please revise to disclose the grant date fair value of each award in the aggregate.

Comparison of the Rights of HCM Stockholders Before and After the Spin-off and Merger, page 231

Power to terminate REIT Election, page 232

45.     We note the disclosure here that the board will be able to revoke or terminate the surviving corporation's REIT status without stockholder approval.  Please revise to include a risk factor to highlight that ability.

Unaudited Pro Form Condensed Combined Financial Information of the Surviving Corporation

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Pro forma adjustment 5, page 239

46.     Please clarify your disclosure regarding the residual Cardem business, if any, following your distribution of Cardem shares to Walter.  You note that Spinco will form a new captive insurance company to replace Cardem, however, based on your disclosure it appears that not all of Cardem will be transferred to Walter as "the remaining Cardem business is expected to be assumed and transferred to a newly formed captive insurance company that will be wholly-owned by Spinco."

Pro forma adjustment 12, page 240

47.     Please tell us and disclose why additional compensation expense was reversed from the financial statements for Spinco.  In your response, please tell us how this expense is directly related to either the spin-off of Spinco from Walter or the merger with HCM.

Financial Statements

JWH Holding Company, LLC and Subsidiaries
As of and for Years Ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies

Insurance Claims (Hurricane Losses), page F-13

48.     Given that company provides insurance coverage to homebuyers, please disclose the total amount of insurance reserves recorded as of each reporting date.  Additionally, please disclose the amount of reserves established for reported claims separately from those reserves established for incurred but not yet reported claims.  Lastly, please provide a roll forward of the insurance reserves similar to the one required by SOP 94-5.

4. Installment Notes Receivable and Mortgage Loans, page F-14

49.     Please tell us and disclose the weighted-average period over which origination costs will be amortized into interest income on installment notes.

9. Income Taxes, page F-18

50.     Please tell us and disclose the nature of the related party transactions with Walter that have not been reflected in the statement of operations.

10. Postretirement Employee Benefits, page F-23

51.     We note that you have an unfunded postretirement benefit plan.  Please provide the following disclosures or tell us why such disclosures are not required:

-   Disclosure noting the effect of a one-percent increase and decrease in the assumed  health care cost trend rates on the 1) service and interest cost components of net periodic postretirement health care benefit costs and 2) the accumulated postretirement benefit obligation as required by paragraph 5.m. of SFAS 132(R); and

-   Benefits expected to be paid as required by paragraph 5.f. of SFAS 132(R).

11. Stock-Based Compensation Plans, page F-25

52.     Please disclose a summary of activity related to stock options and restricted stock units held by company employees for the year ended December 31, 2006.

Hanover Capital Mortgage Holdings, Inc. and Subsidiaries

As of and for Years Ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows, page F-57

53.     We note your use of the indirect method for determining net cash flow from operations does not begin by adjusting Net income.  Please tell us how your use of Income (loss) from continuing operations is in accordance with paragraph 28 of SFAS 95.  Please address your interim period financial statements as well.

As of and for Period Ended June 30, 2008 and 2007

Notes to Consolidated Financial Statements (unaudited)

1. Business, page F-97

54.     Please revise your disclosures to exclude references to your Form 10-Q as well as to your Form 10-K within footnote 2.

Item 22.  Undertakings

55.    Please revise to include the undertakings required by Item 512(a)(5)(i) or (ii), or tell us why you believe the undertakings are not applicable.

Exhibit 8

56.    We note that counsel relied upon, without independent verification, the representations of the company, Walter and Spinco.  Please provide a revised opinion to clarify, if true, that the reliance was limited to factual representations.

57.    Please provide a revised opinion that addresses the material tax consequences of the proposed transactions.  It is not sufficient for counsel to opine on the accuracy of the disclosure in the registration statement.  If counsel intends to file a short-form opinion, the opinion should expressly confirm that the disclosure in the registration statement is counsel's opinion.

* * * *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc:     Mark Sokolow, Esq.
        *via facsimile* (212) 912-7751